Charles S. Kim +1 858 550 6049 ckim@cooley.com	VIA EDGAR and FEDEX

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Confidential Treatment Requested by Poseida Therapeutics, Inc.

in connection with its Registration Statement on Form S-1 (File No. 333-239321)

June 25, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tim Buchmiller

Mary Beth Breslin

Jenn Do

Kevin Kuhar

Re: Poseida Therapeutics, Inc.

Registration Statement on Form S-1

Filed June 19, 2020

File No. 333-239321

Ladies and Gentlemen:

On behalf of Poseida Therapeutics, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated May 14, 2020 (the “Comment Letter”), relating to the Company’s draft Registration Statement on Form S-1 confidentially submitted to the Commission on April 17, 2020, which was subsequently updated by the Company with a draft Registration Statement on Form S-1 confidentially submitted to the Commission on May 27, 2020, and with a Registration Statement on Form S-1 filed with the Commission on June 19, 2020 (the “Registration Statement”), we are submitting this supplemental letter to further address Comment 8 of the Comment Letter. For the convenience of the Staff, we have incorporated the text of Comment 8 into this letter.

Due to the commercially sensitive nature of information contained in this letter, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83). For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

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U.S. Securities and Exchange Commission June 25, 2020 Page Two

Staff Comment and Company Response

Critical Accounting Policies and Significant Judgments and Estimates, page 104

8.

We note the options awarded during 2019 to certain of your executives (page 193) and directors (page 205). Please revise to disclose the extent to which any stock-based compensation has been awarded during 2020. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the valuations of your common stock leading up to the initial public offering and the estimated offering price for any grants subsequent to September 2019. This information will help facilitate our review of your accounting for equity issuances including stock compensation.

Company Response:

Preliminary Price Range

The Company advises the Staff that the Company currently expects a price range of approximately $[***] to $[***] per share (the “Preliminary Price Range”) for the initial public offering (“IPO”) of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), which Preliminary Price Range does not reflect the impact of a 1-for-[***] reverse stock split of the Common Stock that the Company anticipates will be effected prior to the effectiveness of the Registration Statement.

The Preliminary Price Range is based in part upon the Company’s prospects, prospects for the biopharmaceutical industry, the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded shares of generally comparable companies in the biopharmaceutical industry, as well as input received from BofA Securities, Inc., Piper Sandler & Co., and William Blair & Company, L.L.C., the lead underwriters for the Company’s IPO (the “Representatives”). The Company notes that, as is typical in IPOs, the Preliminary Price Range for its IPO was not derived using a formal determination of fair value or a single valuation methodology, but was determined by discussions among the Company and the Representatives based on a variety of considerations and methodologies, including the assessment of the foregoing factors.

Common Stock Valuation Methodologies

As there has been no public market for the Common Stock to date, the estimated fair value of Common Stock for purposes of granting equity awards has been determined by the Company’s board of directors (the “Board”), as of the date of each option grant, with input from management, considering the Company’s most recent arm’s-length sales of its (1) convertible preferred stock and warrants exercisable for shares of convertible preferred stock, and (2) the most recent third-party valuation of its Common Stock, as well as the Board’s assessment of additional objective and subjective factors that the Board believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. The Board

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U.S. Securities and Exchange Commission June 25, 2020 Page Three

considered various objective and subjective factors to determine the estimated fair value of the Common Stock as of each grant date, including:

•

the prices at which the Company sold shares of its convertible preferred stock and the superior rights, preferences and privileges of the convertible preferred stock relative to the Common Stock at the time of each grant;

•	the Company’s stage of development and material risks related to the Company’s business;

•

the progress of the Company’s research and development programs, including the status and results of preclinical studies for the Company’s product candidates and progress of the Company’s development and manufacturing processes;

•	external market conditions affecting the biopharmaceutical industry and trends within the biopharmaceutical industry;

•

the Company’s results of operations and financial position, including the Company’s levels of available capital resources, outstanding debt and the Company’s historical and forecasted performance and operating results;

•	the lack of an active public market for the Common Stock and the Company’s convertible preferred stock;

•	the likelihood of achieving a liquidity event, such as an IPO or sale of the Company in light of prevailing market conditions;

•	the hiring of key personnel; and

•	the analysis of IPOs and the market performance of publicly traded companies in the biopharmaceutical industry, as well as recently completed mergers and acquisition of peer companies.

The third-party valuations of the Common Stock that the Board considered in making its determinations were prepared in accordance with the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Guide”), which prescribes several valuation approaches for determining the value of an enterprise, such as the cost, market and income approaches, and various methodologies for allocating the value of an enterprise to its capital structure and specifically its common stock.

In accordance with the Practice Guide, the Company considered the following methods for allocating the enterprise value across its classes and series of capital stock to determine the estimated fair value of Common Stock at each valuation date.

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U.S. Securities and Exchange Commission June 25, 2020 Page Four

•

Option Pricing Method (“OPM”). The OPM is an allocation method that considers the current value of equity and then allocates that equity value to the various equity interests considering their rights and preferences. The OPM treats common stock and preferred stock as call options on a company’s equity value, with exercise prices based on the liquidation preferences of the preferred stock. Thus, the value of the common stock can be determined by estimating the value of its portion of each of these call option rights. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the liquidation preference at the time of a liquidity event, such as a merger or sale.

•

Probability-Weighted Expected Return Method (“PWERM”). The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes considered by a company, as well as the economic and control rights of each share class.

•

Hybrid Method (“Hybrid Method”). The Hybrid Method is a weighted-average method that combines both OPM and PWERM. Weighting allocations are assigned to the OPM and PWERM methods factoring in possible future liquidity events.

Based on the Company’s stage of development and other relevant factors, for valuations prior to April 2018, the Company determined the OPM was the most appropriate method for estimating the Company’s enterprise value to determine the fair market value of the Common Stock. Starting in April 2018, the Company determined that the Hybrid Method was the most appropriate method for determining the fair market value of the Common Stock because the Company had better visibility into the timing of a potential IPO or sale or acquisition of the Company but still considered the uncertainty around the Company’s value should an IPO or sale or acquisition of the Company not occur.

Though the Company (1) previously engaged in a going public process in 2018 but ceased its IPO plans and corresponding filed a registration statement withdrawal request in April 2019 and (2) did not re-start the IPO process signified by the new IPO organizational meeting until [***], 2020, the Board conservatively continued to utilize independent third-party valuations employing the Hybrid Method with robust inputs in connection with determining the estimated fair value of the Common Stock during that period between IPO activity. This includes in connection with the independent third-party valuations of the Common Stock as of July 31, 2019 (the “July 2019 Valuation”) and December 31, 2019 (the “December 2019 Valuation”), each described in greater detail below. Equity value for each liquidity event scenario utilized in the July 2019 Valuation and December 2019 Valuation was weighted based on a probability of each event’s occurrence. In each of the IPO scenarios, the Company assumed that all outstanding shares of the Company’s convertible preferred stock would be automatically converted into shares of Common Stock, that all outstanding warrants exercisable for shares of convertible preferred stock would automatically become exercisable for shares of Common Stock, and that all options are in-the-money and exercisable. In the near-term mergers and acquisition (“M&A”) sale scenario

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discussed below, the Company allocated the value per share by taking into account the terms of the liquidation preferences and participation rights of the convertible preferred stock consistent with the method outlined in the Practice Guide, that all outstanding shares of the Company’s convertible preferred stock would be converted into shares of Common Stock, that all outstanding warrants exercisable for shares of convertible preferred stock would become exercisable for shares of Common Stock, and that all options are in-the-money and exercisable. In addition, given the Common Stock represents a non-marketable equity interest in a private enterprise, an adjustment to the preliminary value estimates had to be made in the Hybrid Method to account for the lack of liquidity that a stockholder experiences. This adjustment is commonly referred to as a discount for lack of marketability (“DLOM”).

At each grant date, the Board determined the estimated fair value of the Common Stock on the date of grant taking into consideration the immediately preceding independent third-party valuation as well as other pertinent information available to it at the time of the grant.

Common Stock Valuations and Stock Option Grants

The Company granted the following stock option awards in the last year (since June 25, 2019):

Date of the Grant	Numbers of Shares Subject to Options Granted	Exercise Price Per Share of Common Stock			Estimated Fair Value Per Share of Common Stock at Grant Date
September 5, 2019	[***]	$	[***]		$	[***]
October 16, 2019	[***]	$	[***]		$	[***]
October 17, 2019	[***]	$	[***]		$	[***]
November 4, 2019	[***]	$	[***]		$	[***]
December 9, 2019	[***]	$	[***]		$	[***]
December 11, 2019	[***]	$	[***]		$	[***]
December 11, 2019	[***]	$	[***]	(1)	$	[***]
December 30, 2019	[***]	$	[***]		$	[***]
February 10, 2020	[***]	$	[***]		$	[***]
February 14, 2020	[***]	$	[***]		$	[***]
February 18, 2020	[***]	$	[***]		$	[***]
March 9, 2020	[***]	$	[***]		$	[***]

(1) Represents 110% of the fair value of Common Stock as of the grant date as required pursuant to the applicable equity incentive plan as the award recipient is a greater than 10% holder.

September 5, 2019 – December 30, 2019 Stock Option Grants

From September 5, 2019 to December 30, 2019, the Company granted options to purchase a total of [***] shares of Common Stock at an exercise price of $[***] per share, except as noted in the table above (where the grant was made in excess of the fair value). The Board

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determined the estimated fair value of the Common Stock at the time of each grant was $[***] per share based on a number of factors, including the July 2019 Valuation.

For the July 2019 Valuation, the Company estimated the fair value of the Common Stock by using the Hybrid Method. The Hybrid Method addressed three probability-weighed scenarios: (1) an alternative exit (stay-private) scenario, weighted at 25.0%, (2) an IPO scenario assuming an IPO in [***], weighted at 60.0%, and (3) a near-term M&A sale scenario assuming an exit in [***], weighted at 15.0%.

The alternative exit (stay-private) scenario used the OPM to estimate the fair value of the Common Stock. For the OPM, the Backsolve method was used to determine the implied total equity value of the Company by accounting for all share class rights and preferences. The Backsolve method takes into account the economic rights of recently issued securities in relation to the rights of other equity securities within the capital structure. For purposes of the July 2019 Valuation, the Backsolve method reflected the Company’s initial and subsequent closings of the sale of an aggregate of 14,734,774 shares of the Company’s Series C Preferred Stock from March 2019 to July 2019 at a purchase price of $10.18 per share for aggregate gross proceeds to the Company of approximately $150.0 million (the “Series C Preferred Stock Financing”). In determining the total implied equity value under the Backsolve method, the Company used an estimated volatility of [***]% and an estimated time to liquidity of [***] years, based on management’s best estimates of a liquidity event at such time.

The IPO scenario used the PWERM to estimate the fair value of the Common Stock. For the PWERM, the future equity value at an expected IPO scenario date was allocated to the outstanding shares of convertible preferred stock and warrants exercisable for shares of convertible preferred stock, options to purchase Common Stock and Common Stock, based on the rights and preferences of each class and series of equity.

The near-term M&A sale scenario used the PWERM to estimate the fair value of the Common Stock. For the PWERM, the future equity value at an expected near-term M&A sale scenario date was allocated to the outstanding shares of convertible preferred stock and warrants exercisable for shares of convertible preferred stock, options to purchase Common Stock and Common Stock, based on the rights and preferences of each class and series of equity. In addition, the near-term M&A sale scenario utilized the current-value method (“CVM”). The CVM of allocation is based on first determining equity value using one or more valuation approaches and then allocating that value to various series of preferred stock based on each such series’ respective liquidation preferences or conversion values, whichever is greater.

Though the Company was not engaging in any IPO activities at the time, the Company conservatively included a robust 60.0% weighting for a potential [***] IPO scenario, using the PWERM methodology, while the near-term M&A sale scenario was weighted at 15.0% and the alternative exit (stay-private) scenario was weighted at 25.0%. In addition to not being engaged in any IPO activities at the time, numerous future business events (e.g., the Company’s ability to initiate and dose patients in its Phase 1 clinical trial of P-PSMA-101 for the treatment of metastatic castrate-resistant prostate cancer) and events outside of the Company’s control (e.g., the

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U.S. Securities and Exchange Commission June 25, 2020 Page Seven

upcoming U.S. elections and as we would later see, the COVID-19 pandemic) could materially impact the viability and timing of any IPO by the Company.

In addition, a protective put-option analysis based on the Asian protective put method, an option-based approach based on the Finnerty Model, was performed in an effort to estimate the appropriate DLOM for the Common Stock. After consideration of such method, for purposes of the July 2019 Valuation, the DLOM was concluded to be [***]% for the alternative exit (stay private) scenario, [***]% for the IPO scenario and [***]% for the near-term M&A sale scenario.

Utilizing the Hybrid Method, the July 2019 Valuation estimated the fair value of the Common Stock to be $[***] per share. At each grant date between September 5, 2019 and December 30, 2019, the Board determined that the estimated fair value of the Common Stock was $[***] per share in consideration of the July 2019 Valuation, and other objective and subjective factors as the Board deemed appropriate. As part of this determination, the Board concluded that no significant value-affecting events had taken place between the July 2019 Valuation and the applicable grant date that were not anticipated in the July 2019 Valuation. Moreover, it is important to note the small delta between the $[***] per share fair value of the Common Stock and the Series C Preferred Stock Financing purchase price of $10.18 per share, despite the superior rights, preferences and privileges of the preferred stock relative to the Common Stock. The Company respectfully submits to the Staff that this is clear indicia that the options granted during this period were granted at at least their fair value.

February 10, 2020 – March 9, 2020 Stock Option Grants

From February 10, 2020 through March 9, 2020, the Company granted options to purchase a total of [***] shares of Common Stock at an exercise price of $[***] per share. The Board determined the estimated fair value of the Common Stock at the time of the grants was $[***] per share based on a number of factors, including the December 2019 Valuation.

For the December 2019 Valuation, the Company estimated the fair value of the Common Stock by again using the Hybrid Method. The Hybrid Method addressed three probability-weighed scenarios: (1) an alternative exit (stay-private) scenario, weighted at 25.0%, (2) an IPO scenario assuming an IPO in [***], weighted at 60.0%, and (3) a near-term M&A sale scenario assuming an exit in [***], weighted at 15.0%.

The alternative exit (stay-private) scenario used the OPM to estimate the fair value of the Common Stock. For the OPM, the Backsolve method was used to determine the implied total equity value of the Company by accounting for all share class rights and preferences. For purposes of the December 2019 Valuation, the Backsolve method reflected each of the closings of the Series C Preferred Stock Financing. In determining the total implied equity value under the Backsolve method, the Company used an estimated volatility of [***]% and an estimated time to liquidity of [***] years, based on management’s best estimates of a liquidity event at such time.

The IPO scenario used the PWERM to estimate the fair value of the Common Stock. For the PWERM, the future equity value at an expected IPO scenario date was allocated to the

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outstanding shares of convertible preferred stock and warrants exercisable for shares of convertible preferred stock, options to purchase Common Stock and Common Stock, based on the rights and preferences of each class and series of equity.

The near-term M&A sale scenario used the PWERM to estimate the fair value of the Common Stock. For the PWERM, the future equity value at an expected near-term M&A sale scenario date was allocated to the outstanding shares of convertible preferred stock and warrants exercisable for shares of convertible preferred stock, options to purchase Common Stock and Common Stock, based on the rights and preferences of each class and series of equity. In addition, the near-term M&A sale scenario utilized the CVM.

Though the Company was still not engaging in any IPO activities at the time, the Company conservatively included a robust 60.0% weighting for a potential [***] IPO scenario, using the PWERM methodology, while the near-term M&A sale scenario was weighted at 15.0% and the alternative exit (stay-private) scenario was weighted at 25.0%. In addition to not being engaged in any IPO activities at the time, numerous future business events (e.g., the Company’s ability to initiate and dose patients in its Phase 1 clinical trial of P-PSMA-101 for metastatic castrate-resistant prostate cancer) and events outside of the Company’s control (e.g., the upcoming U.S. elections and as we would imminently see, the COVID-19 pandemic) could materially impact the viability and timing of any IPO by the Company.

In addition, a protective put-option analysis based on the Asian protective put method, an option-based approach based on the Finnerty Model, was performed in an effort to estimate the appropriate DLOM for the Common Stock. After consideration of such method, for purposes of the December 2019 Valuation, the DLOM was concluded to be [***]% for the alternative exit (stay-private) scenario, [***]% for the IPO scenario and [***]% for the near-term M&A sale scenario.

Utilizing the Hybrid Method, the December 2019 Valuation estimated the fair value of the Common Stock to be $[***] per share. At each grant date between February 10, 2020 through March 9, 2020, the Board determined that the estimated fair value of the Common Stock was $[***] per share in consideration of the December 2019 Valuation, and other objective and subjective factors as the Board deemed appropriate. As part of this determination, the Board concluded that no significant value-affecting events had taken place between the December 2019 Valuation and the applicable grant date that were not anticipated in the December 2019 Valuation.

Subsequent Events

The Company advises the Staff that it has not granted any options since March 9, 2020, and does not currently anticipate doing so prior to the consummation of the IPO. Moreover, as will be reflected in an amendment to the Registration Statement prior to the commencement of any IPO roadshow, on June 24, 2020, the Company closed the sale of an aggregate of 10,018,300 shares of its Series D preferred stock at a purchase price of $10.93 per share for aggregate gross proceeds to the Company of approximately $109.5 million. This private financing was led by an independent sophisticated new institutional investor. It is important to note the small delta

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U.S. Securities and Exchange Commission June 25, 2020 Page Nine

between the $[***] and $[***] per share fair values of the Common Stock during the periods discussed in this letter, and the Series D preferred stock purchase price of $10.93 per share, despite the superior rights, preferences and privileges of the preferred stock relative to the Common Stock. The Company respectfully submits to the Staff that this is clear indicia that the options granted during the periods discussed in this letter were granted at at least their fair value.

Explanation of Difference Between the Estimated Fair Value of Common Stock Using the December 2019 Valuation and the Midpoint of the Preliminary Price Range

The Company believes that the differences in value reflected between the estimated fair values of its Common Stock described in this letter and the Preliminary Price Range is the result of the following key factors, among others:

•	On [***], 2020, the Company with its new underwriters held an organizational meeting for the Company’s planned IPO and re-started the IPO process.

•	In May 2020, the Company dosed its first patient in its Phase 1 clinical trial of P-PSMA-101 for the treatment of metastatic castrate-resistant prostate cancer.

•	The Company made additional progress with respect to its other research and development programs.

•

The Company made additional progress in its planned IPO, including holding testing the waters meetings with potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Act”), and the public filing of the Registration Statement with the Commission on June 19, 2020.

•

The $109.5 million Series D preferred stock financing which closed on June 24, 2020 strengthened the Company’s balance sheet and served as further validation of the Company’s business, in particular given it was led by an independent sophisticated new institutional investor.

•

The holders of the Company’s convertible preferred stock currently enjoy substantial economic rights and preferences over the holders of Common Stock, including the right to receive dividends prior to any dividends declared or paid on any shares of the Common Stock and liquidation payments in preference to holders of Common Stock. The Preliminary Price Range described assumes the conversion, on a share-for-share basis, of all of the Company’s convertible preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such convertible preferred stock results in a higher valuation of the Common Stock.

•	The Preliminary Price Range represents a future price for the Common Stock that, if issued in the Company’s planned IPO, would be immediately freely tradable in a public

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U.S. Securities and Exchange Commission June 25, 2020 Page Ten

market, whereas the estimated fair values of the Common Stock in the last year represent an estimate of the fair value of the shares of Common Stock that were then illiquid, might never become liquid, might be for shares that are never publicly traded and, even if an IPO were to be successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO.

•

Recent market conditions used in the determination of the Preliminary Price Range after discussions with the Representatives, based on the current market environment and the supply and demand for such investment opportunities in the marketplace, conditions that today are particularly dynamic and fluid.

•

The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public capital markets and provide enhanced operational flexibility, increasing the value of the Common Stock compared to that of a private company.

Based on the Preliminary Price Range, the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its planned IPO within the Preliminary Price Range, or at all, the Company believes that the estimated fair values of the Common Stock as determined by the Board since June 25, 2019 are consistent with the Company’s and the Representatives’ estimates of the Preliminary Price Range, and that the prior valuations are consistent with the increasing value of the Common Stock relative to and in connection with its progression towards an IPO and/or M&A sale transaction.

Conclusion

In light of the above, the Company respectfully submits that the per share grant date estimated fair values, as set forth in the table above under “Common Stock Valuations and Stock Option Grants,” which have been used as the basis for determining the stock-based compensation in connection with its stock option grants since June 25, 2019, were reasonable and appropriate for the reasons described herein and in the Registration Statement.

Destruction of This Unredacted Letter Pursuant to Rule 418 Under the Act

We further request, pursuant to Rule 418 under the Act, that this unredacted letter be destroyed promptly following the Staff’s completion of its review of such information.

*             *             *

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U.S. Securities and Exchange Commission June 25, 2020 Page Eleven

Please contact the undersigned at (858) 550-6049 or Sean M. Clayton at (858) 550-6034 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,

/s/ Charles S. Kim
Charles S. Kim
Cooley LLP

cc:	Eric Ostertag, Poseida Therapeutics, Inc.

Mark Gergen, Poseida Therapeutics, Inc.

Sean M. Clayton, Cooley LLP

Cheston J. Larson, Latham & Watkins LLP

Matthew T. Bush, Latham & Watkins LLP

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